Filed by Rain Enhancement Technologies Holdco, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Coliseum Acquisition Corp.

Commission File No.: 001-40514

Date: August 22, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 22, 2024

Coliseum Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40514	98-1583230
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100

Las Vegas, NV 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 781-4313

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.001 per share, and one-third of one redeemable warrant	MITAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.001 per share	MITA	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	MITAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to the Business Combination Agreement

As previously disclosed, on June 25, 2024, Coliseum Acquisition Corp., a Cayman Islands exempted company (“Coliseum”), entered into the Business Combination Agreement (the “Business Combination Agreement”) with Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), Rainwater Merger Sub 1, Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Rainwater Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”), and Rain Enhancement Technologies, Inc., a Massachusetts corporation (the “RET”). The transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.

On August 22, 2024, the parties to the Business Combination Agreement entered into an Amendment to the Business Combination Agreement (the “BCA Amendment”). The BCA Amendment amends the Business Combination Agreement and certain related agreements to, among other things:

•	Reflect changes in RET’s capital structure that have occurred since the Business Combination Agreement was signed, and provide Coliseum’s consent to the same. Such changes, which do not change the aggregate consideration payable to RET shareholders in connection with the Business Combination, include the following: (i) the issuance of preferred stock to RET shareholders, which will be converted into shares of RET Class A common stock, par value $0.0001 per share, pursuant to the terms of such preferred stock, immediately prior to the consummation of the Business Combination; (ii) the issuance of options to certain RET service providers, which options will be converted into the right to receive an option to purchase Class A common stock of Holdco, par value $0.0001 per share, in connection with the Business Combination; and (iii) that each share of Class B common stock of Holdco, par value $0.0001 per share, will have 15 votes per share in lieu of 10 votes per share, and the BCA Amendment attaches a revised form of Amended and Restated Articles of Holdco which shall be adopted by Holdco in connection with the consummation of the Business Combination, reflecting such change in voting power;
•	Clarify the calculation of the Exchange Ratio (as defined in the BCA Amendment) in light of the changes to RET’s capital structure;
•	Attach a revised form of Lock-Up Agreement, to be executed at the closing of the Business Combination Agreement, which provides (i) that Coliseum may exclude from the lock-up such number of shares held by Coliseum Acquisition Sponsor, LLC, as reasonably determined by Coliseum is necessary to meet the initial listing requirements of Nasdaq; and (ii) for post-closing indemnification of Coliseum’s two sponsors, Coliseum Acquisition Sponsor, LLC and Berto, LLC;
•	Make technical revisions to reflect the assignment of the Business Combination Agreement from Merger Sub 2 to Rainwater Merger Sub 2A, Inc.

The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by the terms of the BCA Amendment, a copy of which is attached as Exhibit 2.1 hereto and is incorporated by reference herein.

Also on August 22, 2024, Coliseum entered into an amendment (the “Letter Agreement Amendment”) to the Letter Agreement, dated June 22, 2021, between Coliseum and its officers, directors and sponsors, which provides (i) for reimbursement of $500,000 of out-of-pocket expenses incurred by Coliseum’s Chairman and his affiliates to finance transaction costs in connection with the Business Combination, and (ii) for each of Coliseum’s directors other than its Chairman to receive $100,000 in cash as compensation for services provided to Coliseum upon the earlier to occur of the consummation of the Business Combination or the liquidation of Coliseum.

The foregoing description of the Letter Agreement Amendment does not purport to be complete and is qualified in its entirety by the terms of the Letter Agreement Amendment, a copy of which is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Additional Information about the Business Combination and Where to Find it

In connection with the Business Combination, Coliseum, RET, and/or Holdco intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 relating to the Business Combination (the “Registration Statement”), which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Coliseum shareholders. Coliseum, RET and/or Holdco will also file other documents regarding the Business Combination with the SEC. This Current Report on Form 8-K and the exhibits hereto do not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors, security holders of RET, Coliseum and other interested persons are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination, as they become available because they will contain important information about the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC, by Coliseum, RET and/or Holdco through the website maintained by the SEC at www.sec.gov. The documents filed by Coliseum, RET, and/or Holdco with the SEC also may be obtained free of charge upon written request to Coliseum at Coliseum Acquisition Corp., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

Coliseum, RET, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Coliseum’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Coliseum’s securities are, or will be, contained in Coliseum’s filings with the SEC, and such information and names of RET’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Coliseum, RET and/or Holdco, which will include the proxy statement of Coliseum.

Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K and the exhibits hereto are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “may,” “will,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of RET’s and Coliseum’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be viewed by any investor as, a guarantee, an assurance, a prediction or a definitive statement of factor probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions.

Many actual events and circumstances are beyond the control of Coliseum and RET. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions; the ability of the parties to successfully consummate the Business Combination; the ability to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by Coliseum’s shareholders and the satisfaction of the minimum cash condition; the amount of redemption requests made by Coliseum’s public shareholders; the effect of the announcement and pendency of the Business Combination on RET’s business; RET’s ability to manage future growth; Holdco’s ability to meet the listing standards of Nasdaq; the failure to obtain, maintain, adequately protect, or enforce RET’s intellectual property rights; the numerous regulatory and legal requirements that RET will need to comply with to operate its business; the concentrated ownership of Holdco’s stock in RET’s principal stockholder; and the other risks presented elsewhere herein and in the Registration Statement. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. You should carefully consider the risk factors presented elsewhere herein along with the risks and uncertainties described in the “Risk Factors” section of Coliseum’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Coliseum and RET from time to time with the SEC, including the Registration Statement. There may be additional risks that neither Coliseum nor RET presently know or that Coliseum and RET currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

You are cautioned not to place undue reliance upon any forward-looking statements. Any forward-looking statement speaks only as of the date on which it was made, based on information available as of the date of this Current Report on Form 8-K, and such information may be inaccurate or incomplete. Coliseum and RET expressly disclaim any obligation or undertaking to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Information regarding performance by, or businesses associated with, RET’s management team or businesses associated with them is presented for informational purposes only. Past performance by RET’s management team and its affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of RET’s management team or businesses associated with them as indicative of RET’s future performance of an investment or the returns RET will, or is likely to, generate going forward.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction with respect to any securities or in connection with the Business Combination. There shall not be any offer, sale or exchange of any securities of RET or Coliseum in any jurisdiction where, or to any person to whom, such offer, sale or exchange may be unlawful under the laws of the jurisdiction prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Amendment to Business Combination Agreement, dated as of August 22, 2024, by and among Coliseum Acquisition Corp., Rain Enhancement Technologies Holdco, Inc., Rainwater Merger Sub 1, Inc., Rainwater Merger Sub 2A, Inc., and Rain Enhancement Technologies, Inc.
10.1	Amendment to Letter Agreement, dated as of August 22, 2024, by and among Coliseum Acquisition Corp., Harry You, and solely for the purpose of Section 1(b) thereof, Rain Enhancement Technologies Holdco, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Coliseum Acquisition Corp.

	By:	/s/ Charles Wert
		Name:	Charles Wert
		Title:	Chief Executive Officer

Dated: August 23, 2024